UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Result of the March 2025 Extraordinary General Meeting of Shareholders

On March 8, 2025, Universe Pharmaceuticals INC (the “Company”) re-convened its extraordinary general meeting of shareholders, originally convened on March 1, 2025 (the “March 2025 Extraordinary General Meeting”) at 10:00 a.m., Beijing Time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

At the March 2025 Extraordinary General Meeting, the shareholders of the Company adopted resolutions approving both of the two proposals considered at the Meeting. A total of 12.74% of the 8,661,184 votes exercisable as of January 28, 2025, the record date, were present in person or by proxy at the representing less than one-third (1/3) of the shares carrying the right to vote at the March 2025 Extraordinary General Meeting. However, since the March 2025 Extraordinary General Meeting was adjourned from March 1, 2025 at 10:00 a.m. Beijing Time due to a lack of quorum, and a quorum was not present at the Meeting within fifteen minutes of the time appointed for the March 2025 Extraordinary General Meeting, the shareholders present or by proxy shall constitute a quorum in accordance with article 11.2 of the Second Amended and Restated Articles of Association of the Company currently in effect. A quorum for the transaction of business is present at the March 2025 Extraordinary General Meeting.

The results of the votes were as follows:

1.	It is resolved as an ordinary resolution, that:

i.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.	the authorised, issued and outstanding shares of the Company (each a “Share”, collectively, the “Shares”) be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 20, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

c.	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

ii.	the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

iii.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion (the “Proposal One”).

Resolution	For	Against	Abstain
Proposal One	985,457	116,676	1,588
Percentage of Voted Shares:	89.41%	10.59%

1.	It is resolved as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (the “Proposal Two”).

Resolution	For	Against	Abstain
Proposal Two	985,234	116,663	1,824
Percentage of Voted Shares:	89.41%	10.59%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: March 11, 2025	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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